Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 17, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___   Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                                  No___✓__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________

         This Report on Form 6-K contains a news release issued by Vodafone Group Plc on March 17, 2006, entitled “SALE OF VODAFONE JAPAN £6 BILLION RETURN OF CASH”.

17 March 2006

SALE OF VODAFONE JAPAN

£6 BILLION RETURN OF CASH

Vodafone Group today announces an agreement to sell its 97.68% interest in Vodafone Japan to SoftBank. The sale values Vodafone Japan at an Enterprise Value of approximately ¥1.8 trillion (£8.9 billion) of which £6.8 billion will be received in cash on closing.  Subsequently, Vodafone will distribute £6 billion of cash to shareholders.

Arun Sarin, Chief Executive of Vodafone, commented:

“I am pleased to announce this transaction which represents a good outcome for Vodafone. It is at an attractive price, will result in a £6 billion distribution of capital to shareholders and is enhancing to adjusted earnings per share.

The Board has arrived at the decision to withdraw our capital from the Japanese market based on several key criteria.

It has become increasingly clear that the greatest operational benefits come from strong local and regional scale.  We seek to deploy capital only where we can generate superior returns for our shareholders in markets that offer a strong local position.

In the case of Japan, we have been making progress on the turnaround in recent months. However given the relative competitive position of the business, the reduced prospects for superior long term returns and a good offer from SoftBank, the Board took the decision to sell.

I would like to pay tribute to the management and employees of Vodafone Japan. They have made considerable progress in turning the business around. I am pleased that with the on-going relationship with SoftBank, one of the leading telecommunications and media companies in Japan, we will continue to benefit from insights in the Japanese market”.

Highlights of the deal

•                 Whilst the nominal enterprise value derived from the cash proceeds and the face value of the non-cash instruments is ¥2.0 trillion (£9.8 billion), Vodafone estimates that the fair value of the transaction on an Enterprise Value basis is ¥1.8 trillion (£8.9 billion)

•                 SoftBank intends to acquire 100% of the common equity of Vodafone Japan through a wholly owned SoftBank subsidiary (“Bidco”)

•                 As a result of the transaction, Vodafone will receive three principal components of value:

—     Approximately £6.8 billion of cash payable on closing

—     Preferred shares in Bidco with a face value of ¥300 billion (£1.5 billion) carrying zero dividend. The preferred shares will be redeemable at Bidco’s option. After June 2013 the preferred shares will carry a coupon of 12%

—     A subordinated loan with a face value of ¥100 billion (£0.5 billion) repayable to Vodafone. This loan will be subordinated to Bidco’s acquisition debt, carries a coupon of 5% and is repayable after 30 September 2013

—     Vodafone estimates the combined fair value of the preferred shares and the subordinated loan is approximately £1.1 billion

•                 In addition Vodafone has been granted warrants with the right to subscribe to equity representing 10% of Bidco exercisable after 31 March 2013 subject to certain minimum cumulative levels of EBITDA being generated between 1 April 2006 and 31 March 2013

•                 Vodafone presently intends to retain the preferred shares and the warrants in the short to medium term

•                 SoftBank will assume approximately £0.8 billion of external debt and other liabilities outstanding from Vodafone Japan

•                 The preferred shares confer the right for Vodafone to appoint one director to the Boards of both Bidco and Vodafone K.K.

•                 Vodafone and SoftBank have entered into discussions regarding the formation of a joint working relationship involving participation in the supply and distribution of data and content. The purpose of the relationship is also to provide knowledge and information sharing between the two parties and to ensure that Vodafone continues to have access to the ongoing technological and service developments in the mobile industry in Japan

Use of Proceeds

Vodafone will make a distribution of £6 billion, equivalent to around 10 pence per share, to shareholders following closing of the transaction. Details of the precise method of distribution will be released at the preliminary results in May. Vodafone intends to complete its existing £6.5 billion buyback programme for the year ending 31 March 2006 and will update the market further on its distribution policy in May.

Financial Impact

Vodafone expects that the transaction and the return of capital will not impact Vodafone’s credit ratings.

Vodafone expects that the transaction and the return of capital together will be enhancing to adjusted earnings per share.

Under IFRS, Vodafone will record an impairment charge of approximately £4.9 billion in its results for the year ending 31 March 2006 in respect of its interest in Vodafone Japan. On completion of the disposal of Vodafone Japan, a profit or loss on disposal will be recognised as the difference between the final sale proceeds less costs to sell and the carrying value at the date of disposal.  The profit or loss on disposal will include, among other items, the cumulative exchange differences in respect of Vodafone Japan previously recognised in equity from 1 April 2004 through to completion. Under US GAAP, Vodafone expects the disposal of its interest in Vodafone Japan to result in a significant loss that will be recorded within its results for the year ending 31 March 2006.

Vodafone now expects to record an impairment charge in the second half of the year ending 31 March 2006 at the upper end of the £23 billion to £28 billion range indicated on 27 February 2006. The impairment charge in respect of Vodafone Japan will be classified within discontinued operations in the Group’s income statement.

Conditions to the transaction

The transaction will be effected through a take-over bid.

Under the terms of the agreement SoftBank has an obligation to launch a take-over bid for Vodafone Japan.  This obligation is not subject to any material conditions.  Should SoftBank fail to finalise its financing and launch the take-over bid by 4 April 2006, it would be liable to pay liquidated damages of ¥60 billion (£0.3 billion). Vodafone is legally obliged to sell its shares in to the bid.

Vodafone expects the transaction to complete in the first quarter of the financial year ending 31 March 2007.

Restated Guidance for the years ending 31 March 2006 and 2007

There are no underlying changes to the Group’s outlook statements.

As a result of the disposal, Vodafone Japan will be classified as a discontinued operation. The net financial result for Vodafone Japan for the current and previous financial years, together with the impairment charge, will be shown as a single line item in the Group’s income statement and will be excluded from the Group’s adjusted performance reporting measures. The Group’s cash flow statement will continue to include cash flows from Vodafone Japan, with separate summarised disclosure of the cash flows from Vodafone Japan for the current and previous financial years.

The Group’s organic growth metrics will also be revised to reflect the disposal. Accordingly, Vodafone is restating its outlook for the years ending 31 March 2006 and 2007 to reflect the impact of the sale of Vodafone Japan as follows.

	Previous outlook including Vodafone Japan	Restated outlook excluding Vodafone Japan
Year ending 31 March 2006
Organic growth in proportionate mobile revenue	In the middle of the 6% to 9% range	In the 8% to 9% range

Organic proportionate mobile EBITDA margin	Lower end of flat to 1 percentage point lower range than previous year	Higher end of flat to 1 percentage point lower range than previous year

Capitalised fixed asset additions	In the £5.0 billion to £5.4 billion range	In the £3.8 billion to £4.2 billion range

Free cash flow	In the £6.5 billion to £7.0 billion range	In the £5.8 billion to £6.3 billion range

Year ending 31 March 2007
Organic growth in proportionate mobile revenue	In the 5% to 6.5% range	In the 5% to 6.5% range

Organic proportionate mobile EBITDA margin	Around 1 percentage point lower than previous year, excluding Japan	Around 1 percentage point lower than previous year

The Group will provide outlook information for the year ending 31 March 2007 for capitalised fixed asset additions and free cash flow on 30 May 2006.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with equity interests in 27 countries across 5 continents with 179.3 million proportionate customers worldwide as at 31 December 2005 as well as 32 partner networks. For further information, please visit www.vodafone.com.

About Vodafone Japan

Vodafone Japan is defined as Vodafone K.K. It is the third largest mobile phone operator in Japan. As at 30 September 2005, Vodafone Japan had total assets of £6.2 billion under IFRS excluding goodwill and acquired intangible fixed assets. For the year to 31 March 2005, Vodafone Japan had pre-tax profit of £0.7 billion under IFRS. For further information, please visit www.vodafone.jp.

About SoftBank

SoftBank is one of the leading Japanese telecommunications and media companies with operations in Broadband, Fixed Line Telecommunications, e-Commerce, Internet, Broadmedia, Technology Services, Media and Marketing and Other businesses. SoftBank is listed on the Tokyo Stock Exchange and had a market capitalisation of approximately US$32.8 billion at 28 February 2006. Masayoshi Son is the founder, President and Chief Executive Officer. For further information, please visit www.softbank.co.jp.

Other

For illustrative purposes an exchange rate of ¥205:£1 has been used.

Adjusted earnings per share represent earnings per share under IFRS before the results of discontinued operations and items not reflecting underlying business performance.

This press release contains “forward-looking statements”. In particular, such forward-looking statements include statements with respect to our expectations related to the sale of Vodafone Japan to SoftBank, including the amount and type of consideration to be received in connection with such sale, our use of proceeds from the sale of Vodafone Japan, the financial impact on Vodafone of the sale of Vodafone Japan, including the effect on our credit ratings and adjusted earnings per share and the amount and timing of impairment charges to be recorded during the year ending 31 March 2006, and the formation of a joint venture between Vodafone and SoftBank, as well as statements with respect to Vodafone’s restated guidance or outlook for the years ending 31 March 2006 and 2007. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. In particular, the sale of Vodafone Japan to SoftBank is subject to conditions typical in transactions of this nature, including SoftBank securing sufficient financing for the transaction. In addition, some the factors which may cause our actual results to differ from forward-looking statements related to our outlook can be found by referring to the information contained under the heading “Forward Looking Statements” in our interim results announcement for the six months to 30 September 2005 and under the heading “Risk Factors” in our Annual Report for the year ended 31 March 2005. The interim results announcement and our Annual Report can be found on our website (www.vodafone.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 17, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary